           AS FILED PURSUANT TO RULE 424(b)(4) REGISTRATION NO. 333-40680


                                     [LOGO]

                         188,768 Shares of Common Stock

                              -------------------

    This Prospectus relates to the public offering, which is not being underwritten, of 188,768 shares of our Common Stock, which are held by some of our current stockholders.

    The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

    Our common stock is traded on the Nasdaq National Market under the symbol 'DCLK.' On August 23, 2000, the last reported sale price for the common stock was $37.88 per share.

                              -------------------

    AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE 'RISK FACTORS' BEGINNING ON PAGE 3.

                              -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                 The date of this prospectus is August 24, 2000

                                DOUBLECLICK INC.

    We are a leading provider of technology-driven marketing and advertising solutions to thousands of advertisers, advertising agencies, Web publishers and e-commerce merchants worldwide. We provide a broad range of media, technology and data products and services. Our products and services for Web publishers are designed to optimize revenues. For our advertising, advertising agency and e-commerce merchant customers, our products and services are designed to enhance the effectiveness of their ad and marketing campaigns on the Internet and through other interactive media.

    Our patented DART technology is the platform for many of our solutions and enables our customers to use preselected criteria to deliver the right ad to the right person at the right time. DART is also a sophisticated tracking and reporting tool that our customers rely on to measure ad performance and provide dynamic ad space inventory management. We currently serve ads for over 2,800 clients, and in June 2000 delivered over 53 billion advertisements to targeted Internet users.

    Our revenues are derived from three principal lines of business:

     DOUBLECLICK MEDIA. DoubleClick Media offers advertising and marketing solutions to both Web publishers (e.g., AltaVista, the Dilbert Zone, Kelley Blue Book and Macromedia) and advertisers. We aggregate the advertising inventory of hundreds of Web sites into several domestic and international networks based on size, traffic and content. We offer Web publishers outsourced ad sales, ad delivery and related services to generate advertising revenue. We offer advertisers the ability to advertise on these networks and to target users on a local, national and international basis. We deliver advertising on these networks using our DART technology.

     DOUBLECLICK TECHSOLUTIONS. DoubleClick TechSolutions is comprised of comprehensive service and software solutions designed specifically for the needs of three targeted customer segments: advertisers and agencies, Web publishers and e-commerce merchants. Our solutions include the DART Service for Publishers, the AdServer family of software products for publishers and e-commerce merchants, the DART Service for Advertisers, and the DARTmail Service. We have professional service teams to support these solutions and provide education, consulting services and around-the-clock support.

     DOUBLECLICK DATA SERVICES. DoubleClick Data Services, through our Abacus division, is a leading provider of information products and marketing research services to the direct marketing industry. Through Abacus, we have developed a comprehensive and productive source of information regarding consumer purchasing behavior by creating a database that includes consumer purchasing data contributed from over 1,500 alliance members. We use this proprietary database and our advanced statistical modeling technology to provide direct marketers with information and analysis which is designed to increase response rates and profits from their direct mail marketing campaigns.

                                  RISK FACTORS

    An investment in our common stock involves a high degree of risk. You should carefully consider the risks below, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks occur, our business, results of operations and financial condition could be harmed, the trading price of our common stock could decline, and you could lose all or part of your investment.

                 RISKS RELATING TO OUR COMPANY AND OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT

    We were incorporated in January 1996 and have a limited operating history. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet advertising market. Our risks include:

     ability to sustain historical revenue growth rates;

     relying on our DoubleClick networks;

     managing our expanding operations;

     competition;

     attracting, retaining and motivating qualified personnel;

     maintaining our current, and developing new, strategic relationships with Web publishers;

     ability to anticipate and adapt to the changing Internet market; and

     attracting and retaining a large number of advertisers from a variety of industries.

    We also depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. We cannot assure you that our business strategy will be successful or that we will successfully address these risks.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE CONTINUED LOSSES

    We incurred net losses of $4.0 million for the year ended December 31, 1996, $7.7 million for the year ended December 31, 1997, $18.0 million for the year ended December 31, 1998, and $55.8 million for the year ended December 31, 1999. For the six months ended June 30, 2000, we incurred a net loss of $40.5 million and, as of June 30, 2000, our accumulated deficit was $150.3 million. We have not achieved profitability and expect to continue to incur operating losses in the future. We expect to continue to incur significant operating and capital expenditures and, as a result, we will need to generate significant revenue to achieve and maintain profitability. Although our revenue has grown in recent quarters, we cannot assure you that we will achieve sufficient revenue for profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenue grows slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

WE DERIVE A SUBSTANTIAL PORTION OF OUR REVENUE FROM WEB SITES OF A LIMITED NUMBER OF WEB PUBLISHERS AND THE LOSS OF THESE WEB PUBLISHERS AS CUSTOMERS COULD HARM OUR BUSINESS

    We derive a substantial portion of our DoubleClick Media revenue from ad impressions we deliver on the Web sites of a limited number of Web publishers. For the six months ended June 30, 2000, approximately 19% of our revenue resulted from ads delivered on the Web sites of the top five Web publishers on our DoubleClick networks. Our business, results of operations and financial condition could be materially and adversely affected by the loss of one or more of the Web publishers that account for a significant portion of the revenue from our DoubleClick networks or any significant reduction in traffic on these Web publisher's Web sites.

    The loss of these Web publishers could also cause advertisers or other Web publishers to leave our networks, which could materially and adversely affect our business, results of operations and financial condition. Typically we enter into short-term contracts with Web publishers for inclusion of their Web sites in our DoubleClick networks. Since these contracts are short-term, we will have to negotiate new contracts or renewals in the future, which may have terms that are not as favorable to us as the terms of the existing contracts. Our business, results of operations and financial condition could be materially and adversely affected by such new contracts or renewals.

WE RELY ON OUR RELATIONSHIP WITH ALTAVISTA AND ANY CHANGE IN THIS RELATIONSHIP COULD HARM OUR BUSINESS

    Approximately 8.5% of revenue for the six months ended June 30, 2000 and 12.2% of revenue for the six months ended June 30, 1999 resulted from advertisements delivered on or through the AltaVista Web site. On June 29, 1999, CMGI, Inc. acquired a controlling interest in AltaVista from Compaq. Compaq and its wholly owned subsidiary, Digital Equipment Corporation, contributed the assets and liabilities comprising AltaVista's business, including the Advertising Services Agreement, which governed our relationship with AltaVista, to AltaVista Company, a new company of which CMGI owns approximately 83%, with the remainder owned by Compaq. CMGI also now owns several Internet advertising and marketing companies either directly or indirectly through its majority owned subsidiary Engage, Inc. These companies, including AdForce, AdKnowledge, Flycast Communications, Adsmart and Engage, Inc., compete with our Internet advertising solutions. On August 7, 2000, we announced the restructuring of our Advertising Services Agreement with AltaVista. The restructured agreement will replace our current agreements with AltaVista: the Interim Amended and Restated Advertising Services Agreement, effective as of November 1, 1999, and the Advertising Services Agreement, effective as of January 1, 1999. The loss of AltaVista as a customer or any significant reduction in traffic on or through the AltaVista Web site could materially and adversely affect our business, results of operations and financial condition.

OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED BY RECENTLY FILED LAWSUITS RELATED TO PRIVACY AND OUR BUSINESS PRACTICES

    We are a defendant in several pending class action lawsuits alleging, among other things, that we unlawfully obtain and use Internet users' personal information. We are also the subject of a Federal Trade Commission inquiry concerning our collection and maintenance of information concerning Internet users, and inquiries involving the attorneys general of several states relating to our collection, maintenance and sharing of information concerning, and our disclosure of those practices to, Internet users. We may receive additional regulatory inquiries and intend to cooperate fully. Class action litigation and regulatory inquiries of these types are often expensive and time-consuming and their outcome is uncertain. We cannot quantify the amount of monetary or human resources that we will be required to use to defend ourselves in these proceedings. We may need to spend significant amounts on our legal defense, senior management may be required to divert their attention from other portions of our business, new product launches may be deferred or canceled as a result of these proceedings, and we may be required to make changes to our present and planned products or services, any of which could materially and adversely affect our business, financial condition and results of operations. If, as a result of any of these proceedings, a judgment is rendered or a decree is entered against us, it may materially and adversely affect our business, financial condition and results of operations.

WE DERIVE A SUBSTANTIAL PORTION OF OUR REVENUE FROM ADVERTISEMENTS WE DELIVER TO WEB SITES ON OUR DOUBLECLICK NETWORKS AND A DECREASE IN TRAFFIC LEVELS COULD HARM OUR BUSINESS

    We derive a large portion of our revenue from advertisements we deliver to Web sites on our DoubleClick networks. We expect that our DoubleClick networks will continue to account for a substantial portion of our revenue for the foreseeable future. Our DoubleClick networks consist of

Web sites of Web publishers with which we have short-term contracts. We cannot assure you that these Web publishers will remain associated with our DoubleClick networks, that any DoubleClick network Web site will maintain consistent or increasing levels of traffic over time, or that we will be able to timely or effectively replace any existing DoubleClick network Web site with other Web sites with comparable traffic patterns and user demographics. Our failure to successfully market our DoubleClick networks, the loss of one or more of the Web publishers that account for a significant portion of our revenue from our DoubleClick networks, or the failure of the Web sites on our DoubleClick networks to maintain consistent or increasing levels of traffic would materially and adversely affect our business, results of operations and financial condition.

OUR ADVERTISING CUSTOMERS AND THE COMPANIES WITH WHICH WE HAVE STRATEGIC BUSINESS RELATIONSHIPS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS

    As a result of unfavorable conditions in the public equity markets, some of our customers may have difficulty raising sufficient capital to support their long-term operations. As a result, these customers may reduce their spending on Internet advertising, which could materially and adversely affect our business, financial condition and results of operations. In addition, from time to time, we have entered into strategic business relationships with other companies, the nature of which varies, but generally in the context of customer relationships. These companies may experience adverse business conditions that may render them unable to meet our expectations for the strategic business relationship or to fulfill their contractual obligations to us. Such an event could have a material adverse impact on our business, financial condition and results of operations.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF FUTURE OPERATING PERFORMANCE

    Our revenue and results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

     advertiser, Web publisher and direct marketer demand for our solutions;

     Internet user traffic levels;

     changes in fees paid by advertisers;

     changes in service fees payable by us to Web publishers in our networks;

     the introduction of new Internet advertising services by us or our competitors;

     variations in the levels of capital or operating expenditures and other costs relating to the expansion of our operations; and

     general economic conditions.

    For the foreseeable future, our revenue from DoubleClick TechSolutions and DoubleClick Media will also remain dependent on advertising activity on our DoubleClick networks. This future revenue is difficult to forecast. In addition, we may increase our operating expenses so that we can increase our sales and marketing operations, continue our international expansion, upgrade and enhance our DART technology and expand our product and service offerings, and market and support our solutions. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenue in relation to our expenses, or if our expenses precede increased revenue, then our business, results of operations and financial condition could be materially and adversely affected. These results would likely affect the market price of our common stock in a manner which may be unrelated to our long term operating performance.

    As a result, we believe that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on past periods as indicators of future performance.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL, FINANCIAL AND INFORMATION SYSTEM RESOURCES

    In recent years, we have experienced significant growth, both internally and through acquisitions, that has placed considerable demands on our managerial, operational and financial resources. To continue to successfully implement our business plan in our rapidly evolving markets requires an effective planning and management process. We continue to increase the scope of our operations both domestically and internationally, and we have grown our workforce substantially. As of June 30, 1999, we had a total of 1,055 employees and, as of June 30, 2000, we had a total of 1,931 employees. In addition, we plan to continue to expand our sales and marketing and customer support organizations both domestically and internationally. The anticipated future growth in our operations will continue to place a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our workforce. We cannot assure you that if we continue to grow, management will be effective in attracting and retaining additional qualified personnel, expanding our physical facilities, integrating acquired businesses or otherwise managing growth. We also cannot assure you that our information systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future performance may also depend on our effective integration of acquired businesses. Even if successful, this integration may take a significant period of time and expense, and may place a significant strain on our resources. Our inability to effectively manage our growth could materially and adversely affect our business, financial condition and results of operations.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS MODEL

    A significant part of our business model is to generate revenue by providing interactive marketing solutions to advertisers, ad agencies and Web publishers. The profit potential for this business model is unproven. To be successful, both Internet advertising and our solutions will need to achieve broad market acceptance by advertisers, ad agencies and Web publishers. Our ability to generate significant revenue from advertisers will depend, in part, on our ability to contract with Web publishers that have Web sites with adequate available ad space inventory. Further, these Web sites must generate sufficient user traffic with demographic characteristics attractive to our advertisers. The intense competition among Internet advertising sellers has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for us to project future levels of advertising revenue and applicable gross margin that can be sustained by us or the Internet advertising industry in general.

    Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of, and to generate demand for, our products and services, including our new products and services such as the Sonar Network, Abacus Online Alliance and the DARTmail Services. Enterprises may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing direct marketing systems. In addition, since online direct marketing is emerging as a new and distinct market apart from online advertising, potential adopters of online direct marketing services will increasingly demand functionality tailored to their specific requirements. We may be unable to meet the demands of these clients.

    Market acceptance of our new solutions will depend on the continued emergence of Internet commerce, communication and advertising, and market demand for our solutions. We cannot assure you that the market for our new solutions will develop or that demand for our new solutions will emerge or become sustainable.

DISRUPTION OF OUR SERVICES DUE TO UNANTICIPATED PROBLEMS OR FAILURES COULD HARM OUR BUSINESS

    Our DART technology resides on a computer system located in our New York City offices and in our data centers in New Jersey and California and in Europe, Asia and Latin America. This system's continuing and uninterrupted performance is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to deliver advertisements without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to advertisers, ad agencies and Web publishers. Slower response time or system failures may also result from straining the capacity of our deployed software or hardware due to an increase in the volume of advertising delivered through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition could be materially and adversely affected.

    Our operations are dependent on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, interruptions in our solutions could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require. Despite precautions we have taken, unanticipated problems affecting our systems have from time to time in the past caused, and in the future could cause, interruptions in the delivery of our solutions. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

COMPETITION IN THE MARKETS FOR INTERNET ADVERTISING AND RELATED PRODUCTS AND SERVICES IS INTENSE AND LIKELY TO INCREASE IN THE FUTURE, AND WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE

    The market for Internet advertising and related products and services is intensely competitive. We expect competition to continue to increase because this market poses no substantial barriers to entry. Competition may also increase as a result of industry consolidation. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

     the timing and market acceptance of new solutions and enhancements to existing solutions developed either by us or our competitors;

     customer service and support efforts;

     sales and marketing efforts; and

     the ease of use, performance, price and reliability of solutions developed either by us or our competitors.

    We compete for Internet advertising revenue with large Web publishers and Web portals, such as America Online, Excite@Home, Microsoft, GO.com and Yahoo!. Further, our DoubleClick networks compete with a variety of Internet advertising networks, including 24/7 Media. In marketing our DoubleClick networks and DART Service to Web publishers, we also compete with providers of ad servers and related services. CMGI also now owns several Internet advertising and marketing companies either directly or indirectly through its majority owned subsidiary Engage, Inc. These companies, including AdForce, AdKnowledge, Flycast Communications, Adsmart and Engage, Inc., compete with our Internet advertising solutions. We also encounter competition from a number of other sources, including content aggregation companies, companies engaged in advertising sales networks, advertising agencies, and other companies that facilitate Internet advertising.

    Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These factors may allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. We cannot assure you that our competitors will not develop products or services that are equal or superior to our solutions or that achieve greater market acceptance than our solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertising, ad agency and Web publisher customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business, results of operations or financial condition.

WE MAY NOT COMPETE SUCCESSFULLY WITH TRADITIONAL ADVERTISING MEDIA FOR ADVERTISING DOLLARS

    Companies doing business on the Internet, including ours, must also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

OUR REVENUE IS SUBJECT TO SEASONAL AND CYCLICAL FLUCTUATIONS

    We believe that our business is subject to seasonal fluctuations. Advertisers generally place fewer advertisements during the first and third calendar quarters of each year, which directly affects our DoubleClick Media and DoubleClick TechSolutions businesses, and the direct marketing industry generally mails substantially more marketing materials in the third calendar quarter, which directly affects our DoubleClick Data Services business. Further, Internet user traffic typically drops during the summer months, which reduces the amount of advertising to sell and deliver. Expenditures by advertisers and direct marketers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Our revenue could be materially reduced by a decline in the economic prospects of advertisers and direct marketers or in the economy in general, which could alter current or prospective advertisers' and direct marketers' spending priorities or budget cycles or extend our sales cycle.

    Due to the risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

WE MAY NOT BE ABLE TO SUCCESSFULLY MAKE ACQUISITIONS OF OR INVESTMENTS IN OTHER COMPANIES

    We may acquire or make investments in complementary businesses, products, services or technologies. From time to time we have had discussions with companies regarding our acquiring, or investing in, their businesses, products, services or technologies. We cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make acquisitions or investments on commercially acceptable terms. If we buy a company, we could have difficulty in integrating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations due to accounting requirements such as amortization of goodwill. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

WE ARE DEPENDENT ON KEY PERSONNEL AND ON EMPLOYEE RETENTION AND RECRUITING FOR OUR FUTURE SUCCESS

    Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel. We have no employment agreements with any of these executives. The loss of the services of one or more of our key employees would likely materially and adversely affect our business, results of operations and financial condition. Our future success also depends on our continuing to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR DAMAGES

    Our success and ability to effectively compete are substantially dependent on the protection of our internally developed technologies and our trademarks, which we protect through a combination of patent, copyright, trade secret, unfair competition and trademark law as well as contractual agreements. In September 1999, the U.S. Patent Office issued to us a patent that covers the DART technology. We have filed a patent infringement suit against each of L90, Inc. and Sabela Media, Inc. in order to enforce our patent. 24/7 Media has recently acquired Sabela Media. We have also filed patent applications for some of our other technology.

    We also have rights in the trademarks that we use to market our solutions. These trademarks include DOUBLECLICK, DART and ABACUS. We have applied to register our trademarks in the U.S. and internationally. We have received registrations for the marks DOUBLECLICK and ABACUS, among others. We cannot assure you that any of our current or future patent applications or trademark applications will be approved. Even if they are approved, these patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks will be restricted unless we enter into arrangements with these parties which may be unavailable on commercially reasonable terms, if at all. In addition, we have licensed, and may license in the future, our trademarks, trade dress and similar proprietary rights to third parties. While we endeavor to ensure that the quality of our brands are maintained by our licensees, our licensees may take actions that could materially and adversely affect the value of our proprietary rights and reputation.

    In order to secure and protect our proprietary rights, we generally enter into confidentiality, proprietary rights and license agreements, as appropriate, with our employees, consultants and business partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, we cannot be certain that the steps we take to prevent unauthorized use of our proprietary rights are sufficient to prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. In addition, we cannot assure you that the courts will adequately enforce contractual arrangements which we have entered into to protect our proprietary technologies.

    We cannot assure you that any of our proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries is uncertain and still evolving. Furthermore, third parties may assert infringement claims against us. From time to time we have been, and we expect to continue to be, subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or the Web publishers with Web sites in our DoubleClick networks. Such claims and any resultant litigation, should it occur, could subject us to significant liability for damages, and we could be restricted from using our ad delivery technology or other intellectual property. Any claims or litigation from third parties may also result in limitations on our ability to use the intellectual property, including our ad delivery technology, which are the subject of such claims or litigation unless we enter into arrangements with the third parties responsible for such claims or litigation which may be unavailable on commercially reasonable terms, if at all. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition.

    In May 2000, 24/7 Media filed a patent infringement litigation suit against us, which alleges that we infringe, and are inducing and contributing to the infringement of a patent owned by 24/7 Media. 24/7 Media is seeking damages in an unspecified amount, an injunction against infringement of the patent, and its attorneys fees and costs. We deny infringement and intend to vigorously defend against these claims. We cannot quantify the amount of monetary or human resources that we will be required to use to defend ourselves in this proceeding. We may need to spend significant amounts on our legal defense, senior management may be required to divert their attention from other portions of our business, new product launches may be deferred or canceled as a result of this proceeding, and we may be required to make changes to our present and planned products or services, any of which could materially and adversely affect our business, financial condition and results of operations. If, as a result of this proceeding, a judgment is rendered or a decree is entered against us, it may materially and adversely affect our business, financial condition and results of operations.

OUR RIGHT TO KEEP INFORMATION COLLECTED IN OUR DATABASES MAY BE CHALLENGED IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

    We collect and compile information in databases for the product offerings of all our businesses. Individuals have claimed, and may claim in the future, that our collection of this information is illegal. Although we believe that we have the right to use and compile the information in these databases, we cannot assure you that our ability to do so will remain lawful, that any trade secret, copyright or other intellectual property protection will be available for our databases, or that statutory protection that is or becomes available for databases will enhance our rights. In addition, others may claim rights to the information in our databases. Further, pursuant to our contracts with Web publishers using our solutions, we are obligated to keep certain information regarding each Web publisher confidential and, therefore, may be restricted from further using that information in our business.

WE MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS OR WE WILL NOT BE COMPETITIVE

    The Internet and Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. Our future success will depend on our ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions and services to address our customers' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our solutions and services. In addition, our new solutions or enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of our solutions and purchase those of our competitors. Our failure to successfully design, develop, test and introduce new services, or the failure of our recently introduced services to achieve market acceptance, could prevent us from maintaining existing client relationships, gaining new clients or expanding our markets and could materially and adversely affect our business, financial condition and results of operations.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE FAIL TO SUCCESSFULLY EXPAND OUR INTERNATIONAL OPERATIONS AND SALES AND MARKETING EFFORTS

    We have operations in a number of international markets. We intend to continue to expand our international operations and international sales and marketing efforts. To date, we have limited experience in developing localized versions of our solutions and in marketing, selling and distributing our solutions internationally. We have established our DoubleClick networks in Australia, Brazil, Canada, France, Germany, Benelux (Belgium, the Netherlands and Luxembourg), Scandinavia (Sweden, Norway, Finland, and Denmark), Spain, the United Kingdom and Italy. In Asia (Taiwan, Singapore, and Hong Kong), and under separate agreements, Japan and Korea, we are working with our business partners to conduct operations, establish local networks, aggregate Web publishers and coordinate sales and marketing efforts. Our success in these markets is directly dependent on the success of our business partners and their dedication of sufficient resources to our relationship.

    Our international operations are subject to other inherent risks, including:

     the impact of recessions in economies outside the United States;

     changes in regulatory requirements;

     more restrictive privacy regulation;

     reduced protection for intellectual property rights in some countries;

     potentially adverse tax consequences;

     difficulties and costs of staffing and managing foreign operations;

     political and economic instability;

     fluctuations in currency exchange rates; and

     seasonal fluctuations in Internet usage.

    These risks may materially and adversely affect our business, results of operations or financial condition.

WE HAVE INCURRED SIGNIFICANT DEBT OBLIGATIONS WHICH COULD HARM OUR BUSINESS

    We incurred $250 million of indebtedness in March 1999 from the sale of our 4.75% Convertible Subordinated Notes due 2006. Our ratio of long-term debt to total equity was approximately 27.6% as of June 30, 2000. As a result of the sale of the notes, we have substantially increased our principal and interest obligations. The degree to which we are leveraged could materially and adversely affect our ability to obtain additional financing and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business, and other factors affecting our operations, many of which are beyond our control.

IF WE DO NOT SUCCESSFULLY INTEGRATE ABACUS AND NETGRAVITY OR THE MERGERS' BENEFITS DO NOT MEET THE EXPECTATIONS OF FINANCIAL OR INDUSTRY ANALYSTS, THE MARKET PRICE FOR OUR COMMON STOCK MAY DECLINE

    We entered into merger agreements with Abacus and NetGravity with the expectations that these mergers will result in significant benefits. We have virtually no experience in Abacus's business and little direct experience with NetGravity's primary business model. Furthermore, Abacus's principal offices are located in Broomfield, Colorado while our principal offices are located in New York, New York; managing the business in a coordinated fashion may therefore require additional management resources. We will need to overcome these significant issues in order to realize any benefits or synergies from the mergers. Our successful execution of these post-merger events will involve considerable risk and may not be successful. The market price of our common stock may decline, and we may lose key personnel and customers as a result of our mergers if:

     we do not successfully integrate operations and personnel of the businesses;

     we do not achieve the perceived benefits of the mergers as rapidly or to the extent anticipated by financial or industry analysts; or

     the effect of the mergers on our financial results is not consistent with the expectations of financial or industry analysts.

IF WE FAIL TO SUCCESSFULLY CROSS-MARKET THE PRODUCTS OF DOUBLECLICK MEDIA, DOUBLECLICK TECHSOLUTIONS AND DOUBLECLICK DATA SERVICES OR TO DEVELOP NEW PRODUCTS, WE MAY NOT INCREASE OR MAINTAIN OUR CUSTOMER BASE OR OUR REVENUE

    We intend to initially offer the respective products and services historically offered by DoubleClick, Abacus and NetGravity to our collective customers. We cannot assure you that any company's customers will have any interest in the other company's products and services. The failure of our cross-marketing efforts may diminish the benefits we realize from the mergers. In addition, we intend to develop new products and services that combine the knowledge and resources of DoubleClick Media, DoubleClick TechSolutions and DoubleClick Data Services. We cannot assure you that these products or services will be developed or, if developed, will be successful or that we can successfully integrate or realize the anticipated benefits of the mergers. As a result, we may not be able to increase or maintain our customer base. We cannot assure you that the transactions or other data in Abacus's database will be predictive or useful in other sales channels, including Internet advertising. We cannot assure you that we will be able to overcome the obstacles in developing new products and services, or that there will be a market for the new products or services developed by us after the mergers. An inability to overcome such obstacles or a failure of such a market to develop could materially and adversely affect our business, financial condition and results of operations or could result in loss of key personnel. In addition, the attention and effort devoted to the integration of the acquired companies will significantly divert management's attention from other important issues, and could seriously harm our business, financial condition and results of operations.

IF THE COSTS ASSOCIATED WITH THE MERGERS EXCEED THE BENEFITS REALIZED, WE MAY EXPERIENCE INCREASED LOSSES

    We have incurred one-time charges related to the Abacus and NetGravity mergers. If the benefits of the mergers do not exceed the costs associated with them, including any dilution to our stockholders resulting from the issuance of shares in connection with the mergers, our financial results could be adversely affected.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF OUR COMPANY

    Some of the provisions of our certificate of incorporation, our by-laws and Delaware law could, together or separately:

     discourage potential acquisition proposals;

     delay or prevent a change in control;

     impede the ability of our stockholders to change the composition of our board of directors in any one year; and

     limit the price that investors might be willing to pay in the future for shares of our common stock.

                         RISKS RELATED TO OUR INDUSTRY

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF THE MARKET FOR INTERNET ADVERTISING FAILS TO GROW AS PREDICTED OR DIMINISHES

    Our future success is highly dependent on an increase in the use of the Internet as an advertising medium. The Internet advertising market is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and market acceptance for Internet advertising solutions is uncertain. Most of our current or potential advertising customers have little or no experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. In addition, most of our current and potential Web publisher customers have little experience in generating revenue from the sale of advertising space on their Web sites. We cannot assure you that current or potential advertising customers will continue to allocate a portion of their advertising budget to Internet advertising or that the market for Internet advertising will continue to develop to sufficiently support Internet advertising as a significant advertising medium. If the market for Internet advertising develops more slowly than we expect, then our business, results of operations and financial condition could be materially and adversely affected.

    There are currently no standards for the measurement of the effectiveness of Internet advertising and standard measurements may need to be developed to support and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept our or third-party measurements of advertisement delivery results, and our customers may not accept any errors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in our database, like any database, may contain inaccuracies which our customers may not accept.

    A significant portion of our revenue are derived from the delivery of advertisements placed on Web sites which are designed to contain the features and measuring capabilities requested by advertisers. If advertisers determine that those ads are ineffective or unattractive as an advertising medium or if we are unable to deliver the features or measuring capabilities requested by advertisers, the long-term growth of our online advertising business could be limited and our revenue levels could decline. Also, there are `filter' software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and our business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of this software.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE OUR REVENUE AND INCREASE OUR
COSTS

    Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress and state legislatures. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. The governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain user information. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to the Internet.

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM OUR BUSINESS

    The U.S. federal and various state governments have recently proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that may limit our collection and use of information regarding Internet users in Europe. At this stage, our DART technology targets advertising to users through the use of `cookies' and other non-personally-identifying information, with the exception of advertising delivered to German Web sites where we do not currently set cookies. We are developing new capabilities that would permit our DART technology to target users using anonymous online preference marketing techniques. The effectiveness of our DART technology could be limited by any regulation limiting the collection or use of information regarding Internet users. Since many of the proposed laws or regulations are just being developed, we cannot yet determine the impact these regulations may have on our business.

    In addition, growing public concern about privacy and the collection, distribution and use of information about individuals has led to self-regulation of these practices by the internet advertising and direct marketing industry and to increased federal and state regulation. The Network Advertising Initiative or NAI, of which we are a member along with other Internet advertising companies, has developed self-regulatory principles for online preference marketing. These principles were recently endorsed by the Federal Trade Commission and the Clinton Administration, and are in the process of being adopted by the NAI companies. The Direct Marketing Association, or DMA, the leading trade association of direct marketers, has adopted guidelines regarding the fair use of this information which it recommends participants, such as us, through DoubleClick Data Services, in the direct marketing industry follow. We are also subject to various federal and state regulations concerning the collection, distribution and use of information regarding individuals. These laws include the Federal Drivers Privacy Protection Act of 1994 and state laws which limit or preclude the use of voter registration and drivers license information, as well as laws which govern the collection and release of consumer credit information. Although our compliance with the DMA's guidelines and applicable federal and state laws and regulations has not had a material adverse effect on us, we cannot assure you that the DMA will not adopt additional, more burdensome guidelines or that additional, more burdensome federal or state laws or regulations, including antitrust and consumer privacy laws, will not be enacted or applied to us or our clients, which could materially and adversely affect the business, financial condition and results of operations of DoubleClick Data Services.

CHANGING REQUIREMENTS FOR FAIR INFORMATION COLLECTION PRACTICES AND HEIGHTENED SCRUTINY OF OUR PRODUCTS OR SERVICES COULD REQUIRE OR CAUSE CHANGES IN THE WAY WE CONDUCT OR PLAN TO CONDUCT OUR BUSINESS

    There has been public debate about how fair information collection practices should be formulated for the online and offline collection, distribution and use of information about a consumer. Some of the discussion has focused on the fair information collection practices that should apply when information about an individual that is collected in the offline environment is associated with information that is collected over the Internet about that individual. Following our announcement of the Abacus merger, we have seen a heightened public discussion and speculation about the information collection practices that will be employed in the industry generally, and specifically by us.

    We are working with industry groups, such as the NAI and the Online Privacy Alliance, to establish such standards with the U.S. government. The self-regulatory principles for online preference marketing developed by the NAI were recently endorsed by the Federal Trade Commission and the Clinton Administration. Nonetheless, we cannot assure you that we will be successful in establishing industry standards acceptable to the U.S. government or the various state governments, or that the standards we establish will not require material changes to our business plans. We also cannot assure you that our business plans, or any U.S. industry standards that are established, will either be acceptable to any non-U.S. government or conform to foreign legal and business practices. As a consequence of governmental legislation or regulation or enforcement efforts or evolving standards of fair information collection practices, we may be required to make changes to our products or services in ways that could diminish the effectiveness of the product or service or its attractiveness to potential customers. In addition, given the heightened public discussion about consumer online privacy, we cannot assure you that our products and business practices will gain market acceptance, even if they do conform to industry standards. Separately, computer users may also use software designed to filter or prevent the delivery of advertising to their computers. We cannot assure you that the number of computer users who employ filtering software will not increase. In the case that one or more of these scenarios occur, our business, financial condition and results of operations could be materially and adversely affected.

OUR BUSINESS MAY SUFFER IF THE WEB INFRASTRUCTURE IS UNABLE TO EFFECTIVELY SUPPORT THE GROWTH IN DEMAND PLACED ON IT

    Our success will depend, in large part, upon the maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Web access and services and improved content. We cannot assure you that the Web infrastructure will continue to effectively support the demands placed on it as the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly. Furthermore, the Web has experienced a variety of outages and other delays due to damage to portions of its infrastructure. These outages and delays could impact the Web sites of Web publishers using our solutions and the level of user traffic on Web sites on our DoubleClick networks.

DOUBLECLICK DATA SERVICES IS DEPENDENT ON THE SUCCESS OF THE DIRECT MARKETING INDUSTRY FOR ITS FUTURE SUCCESS

    The future success of DoubleClick Data Services is dependent in large part on the continued demand for our services from the direct marketing industry, including the catalog industry, as well as the continued willingness of catalog operators to contribute their data to us. Most of our Data Services clients are large consumer merchandise catalogs operators in the United States. A significant downturn in the direct marketing industry generally, including the catalog industry, or withdrawal by a substantial number of catalog operators from the Abacus Alliance, would have a material adverse effect on our business, financial condition and results of operations. Many industry experts predict that electronic commerce, including the purchase of merchandise and the exchange of information via the Internet or other media, will increase significantly in the future. To the extent this increase occurs, companies which now rely on catalogs or other direct marketing avenues to market their products may reallocate resources toward these new direct marketing channels and away from catalog-related marketing or other direct marketing avenues, which could adversely affect demand for our data services. In addition, the effectiveness of direct mail as a marketing tool may decrease as a result of consumer saturation and increased consumer resistance to direct mail in general.

INCREASES IN POSTAL RATES AND PAPER PRICES COULD HARM DOUBLECLICK DATA SERVICES

    The direct marketing activities of our Abacus Alliance clients are adversely affected by postal rate increases, especially increases that are imposed without sufficient advance notice to allow adjustments to be made to marketing budgets. Higher postal rates may result in fewer mailings of direct marketing materials, with a corresponding decline in the need for some of the direct marketing services offered by us. Increased postal rates can also lead to pressure from our clients to reduce our prices for our services in order to offset any postal rate increase. Higher paper prices may also cause catalog companies to conduct fewer or smaller mailings which could cause a corresponding decline in the need for our services. Our clients may aggressively seek price reductions for our services to offset any increased materials cost. Any of these occurrences could materially and adversely affect the business, financial condition and results of operations of DoubleClick Data Services.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS

    The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the purchase price.

IF OUR STOCK PRICE IS VOLATILE, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF RESOURCES

    In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many companies in our industry have been subject to this type of litigation in the past. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect our business, financial condition and results of operations.

FUTURE SALES OF OUR COMMON STOCK MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

    As of June 30, 2000, we had 122,704,535 shares of common stock outstanding, excluding 22,754,076 shares subject to options outstanding as of such date under our stock option plans that are exercisable at prices ranging from $0.03 to $184.35 per share. We cannot predict the effect, if any, that future sales of common stock or the availability of shares of common stock for future sale, will have on the market price of common stock prevailing from time to time. Certain holders of our common stock have registration rights with respect to their shares. After the consummation of this offering, we intend to file one or more registration statements in compliance with these registration rights. Sales of substantial amounts of common stock (including shares included in such registration statements, issued upon the exercise of stock options or issued upon the conversion of our Convertible Subordinated Notes), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for common stock.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections on 'DoubleClick Inc.' and 'Risk Factors.'

    In some cases, you can identify forward-looking statements by terms such as 'may,' 'will,' 'should,' 'could,' 'would,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'estimates,' 'projects,' 'predicts,' 'potential' or 'continue' or the negative of those forms or other comparable terms. Our forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These factors are discussed in more detail elsewhere in this prospectus, including under the captions 'DoubleClick Inc.' and 'Risk Factors.' Because of these uncertainties, you should not place undue reliance on our forward-looking statements. We do not intend to update any of these factors or to publicly announce the result of any revisions to any of our forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

    All of the shares of our common stock are being sold by the selling stockholders. We will not receive any proceeds from the sale of the shares of our common stock.

                                    DILUTION

    None of the shares offered hereby are being sold by DoubleClick. Therefore, there will be no dilution in the net tangible book value per share as a result of the sale of the shares offered hereby.

                              PLAN OF DISTRIBUTION

    We are registering all 188,768 shares (the 'Shares') on behalf of certain Selling Stockholders. All of the shares originally were issued by us in connection with our acquisition of DoubleClick Scandinavia AB. We will receive no proceeds from this offering. The Selling Stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the 'Selling Stockholders') may sell the shares from time to time. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

     an exchange distribution in accordance with the rules of such exchange,

     ordinary brokerage transactions and transactions in which the broker solicits purchasers, and in privately negotiated transactions.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

    The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be 'underwriters' within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Stockholders may be deemed to be 'underwriters' within the meaning of
Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Stockholders.

    The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

    We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     the name of each such Selling Stockholder and of the participating broker-dealer(s),

     the number of shares involved,

     the price at which such shares were sold,

     the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and other facts material to the transaction.

    We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 45 days in any six-month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events.

    We will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Stockholders may agree to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS

    The following table sets forth the number of shares owned by each of the Selling Stockholders. Except as disclosed below, none of the Selling Stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or our other securities. No estimate can be given as to the amount of shares that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below during the period commencing on the date of this prospectus and ending on December 31, 2000.

    The Selling Stockholders named below provided us the information contained in the following table with respect to themselves and the respective amount of common stock beneficially owned by them and which may be sold by each of them under this prospectus. We have not independently verified this information. Each of the Selling Stockholders owns less than 1% of our outstanding shares of Common Stock.

    The shares offered by this prospectus may be offered for sale from time to time by the Selling Stockholders named below.

                                                   NUMBER OF SHARES      NUMBER OF SHARES
                                                     BENEFICIALLY         REGISTERED FOR
                      NAME                              OWNED              SALE HEREBY
                      ----                              -----              -----------
Goran Arvinius(1)................................        2,719(7)              1,053
Lars Hallen(2)...................................       22,504(8)              6,099
Ola Heffler(3)...................................          930(9)                208
Joakim Antelius(4)...............................          769(10)               208
Thomas Munck(5)..................................        1,330(11)               208
Mats Sundstrom(6)................................       68,502                12,100
Nordic IT Provider BV............................      112,915                19,945
Leader Industries Ltd............................       28,409                 4,453
Sandridge Services Ltd...........................       15,296                11,548
Bo Alexandersson.................................        6,849                 1,073
Ledstiernan Business Development Ltd.............       28,155                 4,973
Ledstiernan BV...................................       40,422                 7,140
Ledstiernan Investment...........................       28,155                 4,973
Karl Stockman....................................       96,806                17,100
Thomas Rosen.....................................       28,155                 4,973
Bryson Investments Ltd...........................       96,881                17,113
Adrimner.........................................        2,219                 2,219
Minvest..........................................       11,824                 2,088
Linus Marmstedt..................................          977                   261
Ven Capital......................................       66,508                11,748
Staffan Liljeqvist...............................        1,625                   287
Nils Lundgren....................................          296                   296
Carama Invest AB.................................          444                    78
Fredrik Ladin....................................        3,326                   588
Mats Nilsson.....................................        5,913                 1,045
Hipshot AB.......................................        5,913                 1,045
Magnus Hedman....................................        3,326                   588
Anders Nohrborg..................................        2,956                   522
Per Sanda........................................          588                   588
Billy Gustavsson.................................          296                    52
Henrik Hedman....................................          748                   326
Simon Gustavsson.................................          444                    78
Lars Fromm.......................................          296                    52
Michael Mattsson.................................          591                   105
Henrik Ingvarsson................................        1,477                   261
Aso Ingenjorsfortbilding.........................        4,434                   784
Pia Bjorkman.....................................          148                    26
Carl Palmstierna.................................       22,168                 3,916
Barbro Mattson...................................          444                    78
ANS Ltd..........................................       11,084                 1,958
Oskar Lindstrom..................................        1,477                   261
Richard Bage.....................................          739                   131
Lars Hammar......................................          148                    26

                                                        (continued on next page)

(continued from previous page)

                                                   NUMBER OF SHARES      NUMBER OF SHARES
                                                     BENEFICIALLY         REGISTERED FOR
                      NAME                              OWNED              SALE HEREBY
                      ----                              -----              -----------
Cantrade Private Bank............................        2,956                 2,956
Anthony Saliba...................................        2,218                 2,218
Ragnar Mostrom Dodsbo............................          148                    26
Petter Martensson................................          148                    26
Gustav Ode.......................................          296                    52
Celsia S.A.......................................       27,209                 5,049
Royal Skandia Life Insurance.....................       11,824                11,824
Claes Goran Rangstad.............................          148                    26
Morgan Stanley Dean Witter Equity Funding,
  Inc............................................       69,357                23,779
Advokatbyran Vinge...............................          238                   238
                                                                             -------
    Total........................................                            188,768
                                                                             -------
                                                                             -------

---------

 (1) This stockholder is currently a managing director of DoubleClick
     Scandinavia.

 (2) This stockholder is currently a sales director of DoubleClick Scandinavia.

 (3) This stockholder is currently a managing director of DoubleClick Sweden.

 (4) This stockholder is currently a sales manager of DoubleClick Sweden.

 (5) This stockholder is currently a sales manager of DoubleClick Sweden.

 (6) This stockholder was the chairman of DoubleClick Scandinavia until December 31, 1999.

 (7) Excludes options to purchase 15,000 shares of our common stock not exercisable within 60 days of August 15, 2000.

 (8) Excludes options to purchase 15,000 shares of our common stock not exercisable within 60 days of August 15, 2000.

 (9) Excludes options to purchase 15,000 shares of our common stock not exercisable within 60 days of August 15, 2000.

(10) Excludes options to purchase 4,000 shares of our common stock not exercisable within 60 days of August 15, 2000.

(11) Excludes options to purchase 4,000 shares of our common stock not exercisable within 60 days of August 15, 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov. Reports, proxy statements and other information concerning us are also available for inspection at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

    This prospectus is part of a registration statement (Registration No. 333-40680) we filed with the SEC. The SEC permits us to 'incorporate by reference' the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supercede this information. We incorporate by reference the documents listed below filed by us with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     2. The description of our common stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on December 1, 1998, including any amendment or reports filed for the purpose of updating such description.

     3. Our Quarterly Report on Form 10-Q, filed with the SEC on May 12, 2000.

     4. Our Quarterly Report on Form 10-Q, filed with the SEC on August 11,
        2000.

     5. Our Current Report on Form 8-K/A, filed with the SEC on January 10, 2000, which amended our Current Report on Form 8-K, filed with the SEC on November 10, 1999.

     6. Our Current Report on Form 8-K/A, filed with the SEC on January 10, 2000, which amended our Current Report on Form 8-K, filed with the SEC on December 8, 1999.

     7. Our Current Report on Form 8-K, filed with the SEC on January 13, 2000.

     8. Our Current Report on Form 8-K, filed with the SEC on January 27, 2000.

     9. Our Current Report on Form 8-K, filed with the SEC on January 27, 2000.

    10. Our Current Report on Form 8-K, filed with the SEC on February 16, 2000.

    11. Our Current Report on Form 8-K/A, filed with the SEC on March 10, 2000, which amended our Current Report on Form 8-K, filed with the SEC on January 13, 2000.

    12. Our Current Report on Form 8-K, filed with the SEC on March 17, 2000.

    13. Our Current Report on Form 8-K, filed with the SEC on June 26, 2000.

    14. Our Current Report on Form 8-K, filed with the SEC on August 10, 2000.

    If you request, either in writing or orally, a copy of any or all of the documents incorporated by reference, we will send to you the copies requested at no charge. However, we will not send exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Elizabeth Wang, Esq., Assistant Secretary, DoubleClick Inc., 450 West 33rd Street, New York, New York 10001,
(212) 683-0001.

                                 LEGAL MATTERS

    The validity of the securities offered under this registration statement will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

    The audited financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, except as they relate to NetGravity, Inc. as of December 31, 1998, and for the years ended December 31, 1998 and 1997 have been audited by PricewaterhouseCoopers LLP, independent accountants, and insofar as they relate to NetGravity, Inc. as of December 31, 1998, and for the years ended
December 31, 1998 and 1997, have been audited by KPMG LLP, independent accountants. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

____________________________________        ____________________________________

    We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                              -------------------
                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
DoubleClick Inc.............................................    2
Risk Factors................................................    3
Information Regarding Forward-Looking Statements............   17
Use of Proceeds.............................................   17
Dilution....................................................   17
Plan of Distribution........................................   18
Selling Stockholders........................................   19
Where You Can Find More Information.........................   21
Incorporation by Reference..................................   22
Legal Matters...............................................   22
Experts.....................................................   22

                                     [Logo]

                                 188,768 Shares
                                of Common Stock

                              --------------------
                                   PROSPECTUS
                              --------------------

                                August 24, 2000

____________________________________        ____________________________________